

Mail Stop 3233

June 19, 2018

<u>Via E-Mail</u>
Adam Berk
Chief Executive Officer
Stem Holdings, Inc.
777 Glades Road, Suite 203
Boca Raton, FL 33434

> **Re: Stem Holdings, Inc.**
> **Form PRE 14C**
> **Filed June 1, 2018**
> **Form PRE 14A**
> **Filed June 12, 2018**
> **File No. 000-55751**

Dear Mr. Berk:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> /s/ Jennifer Gowetski
>
> Jennifer Gowetski
> Senior Counsel
> Office of Real Estate and
> Commodities

cc: Robert L. B. Diener, Esq.
        Law Offices of Robert Diener